CONFIDENTIAL TREATMENT REQUESTED

BY FLUIDIGM CORPORATION

FLUIDIGM-0001

January 7, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Russell Mancuso, Branch Chief
Joseph McCann, Division of Corporate Finance
Mary Beth Breslin, Senior Attorney
Brian Cascio, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Jeanne Bennett, Division of Corporate Finance

Re:	Fluidigm Corporation
Registration Statement on Form S-1
Initially filed December 3, 2010
File No. 333-170965

Ladies and Gentlemen:

On behalf of Fluidigm Corporation (“Fluidigm” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated December 30, 2010, relating to Fluidigm’s Registration Statement on Form S-1 (File No. 333-170965) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of Fluidigm, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Amendment (against the Registration Statement filed on December 3, 2010). The Amendment as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 2

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Fluidigm’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

Prospectus

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

The Company hereby confirms that the preliminary prospectus will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank in the Amendment.

Summary, page 1

2.	Please present in a balanced manner the disclosure in your summary. For example, we note the disclosure in the third paragraph about your revenue and product margin growth in the last three completed fiscal years and the nine month period ended September 30, 2010; however, you do not disclose that you had net losses in each of those periods and an accumulated deficit of $196.2 million at September 30, 2010.

The Prospectus Summary has been revised to provide more balanced disclosure regarding the Company, its results of operations and its products.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 3

3.	Briefly explain the basis for your statement in the first paragraph that your technology enables genetic analysis that was previously impracticable, as well as the basis for your belief stated in the third paragraph that your Access Array system “resolves a critical workflow bottleneck that exists in all commercial next generation DNA sequencing platforms.”

The Company supplementally advises the Staff, that it believes its technology enables at least two forms of genetic analysis that were previously impractical, Single Cell Analysis and Digital PCR. The basis for this belief with respect to Single Cell Analysis appears on page 70 of the Amendment under the heading “Single Cell Analysis.” In addition, the Company has expanded the disclosure on page 70 of the Amendment to include the basis for this belief with respect to Digital PCR. Similarly, on page 70 in the paragraph labeled “Sample Preparation for Next Generation Sequencing,” the Company explains the existence of a critical workflow bottleneck. The Company has revised the disclosure in this section to clarify the basis for its belief that the Access Array system resolves this workflow bottleneck. The Company has not included this information in the Summary because it believes the level of technical detail in those paragraphs is inappropriate for a summary section.

Molecular Diagnostics, page 3

4.	Given the development status of your products intended to address the molecular diagnostic market and the related risk factor disclosure on pages 13 and 20, please tell us why you believe it is appropriate to highlight this market in your summary.

The Company supplementally advises the Staff that it has chosen to include a description of the molecular diagnostics market in the Summary section because a significant portion of the Company’s research and developments efforts are currently focused in that area and are expected to continue to be focused in that area, and the Company believes that potential investors will want to understand the direction of its research and development efforts. The Company has expanded the disclosure in this section on page 3 of the Amendment so that investors are also provided with a summary of the risks related to these efforts.

The Fluidigm Solution, page 3

5.	We note your statement that you believe there are “significant growth opportunities” in “additional markets.” Please revise to clarify the additional markets to which you refer, and briefly describe the basis for your belief that there are “significant growth opportunities” in those markets.

The disclosure has been revised to delete the reference to “significant growth opportunities.” In addition, the Company supplementally refers the Staff to the discussion of additional markets beginning on page 71 of the Amendment under the heading “Potential Future Applications.”

Products, page 4

6.	This section of your prospectus contains a number of undefined technical terms, including, without limitation, “Real-time PCR instrument,” “SNP Genotyping,” “matrix architecture,” and “Copy Number Variation.” Please revise to explain these terms in concrete everyday language so that investors who do not work in your industry can understand your disclosure.

The requested additional disclosure has been added to pages 2, 3 and 4 of the Amendment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 4

We may be involved in lawsuits..., page 25

7.	Please tell us how the final paragraph of this risk factor relates to the risk identified in the heading as well as in the preceding paragraphs.

The Company supplementally advises the Staff that the final paragraph of this risk factor relates to the risk of intellectual property lawsuits because if the discussions regarding commercial, licensing and cross-licensing agreements referred to in this paragraph do not lead to mutually acceptable agreements between the parties, there is a risk that the parties involved may resort to litigation to protect or enforce their patents and proprietary rights. This paragraph has been revised on page 26 of the Amendment to clarify this risk.

We are subject to certain manufacturing restrictions..., page 27

8.	With a view toward disclosure, please tell us which of your products rely on technology subject to the waiver obtained in July 2009, and the portion of your revenues attributable to these products. Please also tell us whether the waiver imposes any conditions or limitations that impact your business.

The Company respectfully submits that the disclosure on page 27 of the Amendment indicates that the Company’s chips incorporate technology developed with U.S. government grants and all of the Company’s product revenue is dependent upon the availability of these chips. The Company supplementally advises the Staff that the waiver does not impose any conditions or limitations on the Company or its licensor other than the obligation to inform the agency of any changes to the applicable licensing arrangement.

9.	We refer to page 231 of your Form S-1 filed on September 17, 2008 where you disclosed that multiple licensors were analyzing the need to obtain government waivers. With a view toward disclosure, please tell us about the technologies licensed, the extent of your products that are based on these technologies. Also tell us whether, and if so how, you have concluded that waivers are not required.

The Company supplementally advises the Staff that, since 2008, the Company has engaged in a review of its in-licensed technology, the associated license agreements, federal and state regulation of grants, including the scope and history of “march-in rights,” and consulted with attorneys and licensors on the subject. Based on this review, the Company concluded that only the technology licensed by the Company under its license agreement with the California Institute of Technology was developed with U.S. government grants and required to be manufactured in the U.S. The Company supplementally advises the Staff that the 2008 disclosure regarding government regulation of grants and march-in rights was prepared earlier in the Company’s review process, before the Company’s review and discussions with licensors were complete.

As indicated in the Company’s response to comment 8, licensed technologies that were developed with U.S. government grants subject to the U.S. manufacturing requirement are incorporated in the Company’s chips and all of the Company’s product revenue is dependent on the availability of such chips.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 5

Special Note Regarding Forward-Looking Statements, page 32

10.	Please tell us whether all industry data you cite in your document is publicly available. Also tell us whether:

•	you commissioned the industry reports;

•	the industry reports were prepared for use in your registration statement;

•	you are affiliated with the sources of the industry reports; and

•	the sources of the reports consented to your use of their data in this registration statement.

The Company supplementally advises the Staff that all industry reports cited in the Registration Statement are publicly available on a subscription basis. Neither Kalorama Information nor Select Biosciences, which are cited in the Registration Statement, received any compensation from the Company for preparation of the data cited in the Registration Statement. The Company did not commission their reports, and they were not prepared specifically for use in the Registration Statement. Furthermore, the Company is not affiliated with either of the sources of the industry reports. The Company has received consents from both Kalorama Information and Select Biosciences for the references to their reports in the Registration Statement.

Collaboration Revenue, page 49

11.	Please disclose the amount of the up-front fee as well as the periodic milestones and fees associated with the milestones.

In response to the Staff’s comment, the Company has provided additional disclosure of the up-front fee, the periodic milestones and the fees associated with the periodic milestones on page 49 of the Amendment.

Capital Resources, page 60

12.	Please revise to disclose your estimated working capital and capital expenditure needs over the next year.

In response to the Staff’s comment, the Company has provided additional disclosure of its estimated working capital and capital expenditure needs over the next year on page 60 of the Amendment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 6

Life Science Research, page 64

13.	Please revise to explain the term “mid-multiplex scale.” For instance, please briefly describe this segment of the market and explain how you compete in this market.

The Company respectfully submits that “mid-multiplex scale” is defined at the end of the fourth paragraph on page 64 of the Amendment as research “where tens or hundreds of genetic variations are examined in hundreds or thousands of samples.” On page 67 under the heading “Fluidigm Solution,” the Company has provided bullet-pointed disclosure describing the technical advantages of its system for mid-multiplex analysis as compared to competing systems. In addition, the Company has added disclosure on page 69 of the Amendment under the heading “Current Commercial Applications” to clarify that the competitive advantages described thereunder are with respect to mid-multiplex analysis.

The Fluidigm Solution, page 67

14.	Please provide objective, independent support for the performance data contained in:

•	the first and second bullet points on page 67;

•	the third and fifth full paragraphs on page 70;

•	the final bullet on page 71; and

•	the fourth paragraph of page 77.

In response to the Staff’s comments, the Company is supplementally providing the information and supporting material described below. With respect to performance data relating to the Company’s and certain competitors’ products, there is not always objective and independent support for the data available as independent publications do not routinely test and benchmark genetic analysis products. In instances where objective, independent support is unavailable, we have relied on websites, user manuals, or marketing materials relating to a particular product. In those instances where data is drawn from materials produced by the Company, then the Company supplementally advises the Staff that the data has been validated internally by the Company.

Page 67, First Bullet Point - Data Quality:

•

Data Quality. Our microfluidic systems provide exceptionally high quality data. In genotyping, our systems achieve greater than 99% call rate and call accuracy. For gene expression, our systems achieve 6 orders of magnitude of dynamic range with inter-and intra-chip reproducibility at correlation coefficients greater than 0.99.

The attached publication by Wang et al. (Tab 1) supports the call rate and accuracy data. Specifically, in the abstract, the authors state: “Call rates of greater than 99.5% and call accuracies of greater than 99.8% were achieved from our study, which demonstrates that this is a formidable genotyping platform.” (Emphasis added)

The attached publication by Spurgeon et al. (Tab 2) supports the dynamic range and reproducibility data. Specifically, on page 2, the authors state: “For the 48.48 dynamic array chip used here amplification curves are visible over 6 logs from a CT value of 7.9 to 25.7 for a gene expression assay with an efficiency of 89% (Fig. S1, Table S2, supplemental data), which shows data across a 10-fold serial dilution across 288 replicates of the same gene.” (Emphasis added) Also, on page 3, Figure 2, Panels E and F of the publication illustrate inter- and intra-chip reproducibility at correlation coefficients (r) greater than 0.99.

Page 67, Second Bullet Point - Improved Throughput:

•

Improved Throughput. Our base BioMark system can generate over 27,000 genotyping data points per day and our high throughput configurations of our systems can generate over 110,000 data points per day, with a time to first result measured in hours. Some competing systems may offer comparable data points per day, but may take longer for first results. Other systems offer comparable time to first result, but produce fewer data points per day and often with lower data quality. Our improved throughput reduces the time and cost associated with complex experiments and expands the number and range of experiments that may be conducted. [Italics represent revised text]

Our base BioMark system consisting of a modular IFC controller (loader) and a BioMark reader (cycler and reader) can process three chips per day. Our 96.96 Dynamic Array chip can pairwise combine 96 samples with each of 96 assays providing 9,216 data points. So, three such chips will provide 27,648 data in one day – as is shown in on page 2 of the attached marketing materials (Tab 3) in the Table labeled “Data Points/Day”.

A high throughput configuration of our system includes 4 controllers, 4 FC1 thermal cyclers and 1 BioMark reader, which collectively can process four sets of three chips per day. As discussed above, our 96.96 Dynamic Array chip will produce 9,216 data points. So, 12 such chips will produce up to 110,592 data points – as is shown in the table referenced above.

One significant competing system, the Illumina BeadXpress, can match the throughput of the Company’s system but takes longer to obtain data. The data sheet for the BeadXpress (Tab 4) shows in Table 1 that the system can analyze 384 SNPs in 288 samples (or 110,592 data points) in one day. However, as the workflow description for this product (Tab 5) illustrates on page 2, figure 2, the multi-step process takes at least 2 days to obtain data.

Another significant competing product, the ABI OpenArray system, can provide the first data point in hours. However, as the website description of the product (Tab 6) illustrates, the system produces only 70,000 data points per day (Call Rate, line 8); and its data quality, 95% call rate and 99.7% accuracy (Table 1, Concordance and Call Rate) are lower than that provided by the Company’s system.

Page 70, Third Full Paragraph – Single Cell Analysis:

•

Single Cell Analysis. The integrated workflow and precision of our systems enable researchers to perform gene expression analysis on single cells on a scale that is impractical with conventional systems. Information gathered on cell activities has traditionally been obtained from populations of cells due to technological limitations on the ability to examine each individual cell. Our systems are able to precisely divide the limited amount of sample material extractable from a single cell into a multitude of divisions, and then accurately assay each such minute division. The high throughput of our systems allows researchers to analyze thousands of cells in this manner. For example, our base BioMark system can deliver over 27,000 single cell data points in one day. Providing the combination of high throughput and data quality necessary for single cell analysis presents significant challenges that we believe most conventional systems are unable to address in a practical manner. [Italics indicate changed text]

As explained above under the heading “Page 67 Second Bullet Point - Improved Throughput”, a base BioMark system is capable of generating 27,000 genotyping data points in one day. For gene expression analysis, the throughput is the same. The attached publication from Guo et al. (Tab 7) illustrates the use of the BioMark system for single cell gene expression analysis. The limitations of conventional approaches to conducting single cell gene expression analysis are described in the attached publication by Petriv et al. (Tab 8). Specifically, on page 1 the authors note that the analysis of “miRNA expression patterns… has been impeded by … the limited sensitivity and high cost of current profiling methodologies.” On the same and following pages, the authors describe their use of the BioMark system to overcome these limitations.

Page 70 Fifth Full Paragraph – Sample Preparation for Next Generation DNA Sequencing:

•

Sample Preparation for Next Generation DNA Sequencing. To efficiently use next-generation sequencers to perform validation or other studies, researchers need to be able to prepare and tag samples from tens or hundreds of individuals prior to the samples being processed by the sequencers. Using conventional methods, this preparation and tagging must be done separately for each individual sample being processed, a laborious process that could take several days or more for a typical validation study. The streamlined workflow and flexibility of our systems allow samples from up to 48 individuals to be prepared and tagged in approximately four hours. [Italics represent revised text]

The attached publication from Meyer et al. (Tab 9) illustrates a conventional method of sample preparation and tagging for next generation DNA sequencing. As shown in the Procedures section (pages 272 to 278), this method involves numerous steps requiring several days or more.

In the included data sheet for the Fluidigm Access Array System (Tab 10), the Company’s 48.48 Access Array chip accepts 48 samples and pairs them with 48 primer sets (page 2, Specifications). The steps of Dispensing, Loading, Thermal Cycling, Harvesting and Collecting (page 2, Workflow) can be finished in 4 hours with minimal hands-on-time (page 1, Easy to Use).

Page 71 Final Bullet Point – Protein Assays:

•

Protein Assays. While the analysis of mRNA and DNA gives insight into the activity of biological systems, most biological activity in cells is carried out by proteins. We have developed a chip that allows quantitation of 18 proteins within 48 samples simultaneously. We believe that the sensitivity and specificity of this chip will be highly valuable to the life science research industry. In addition, we have demonstrated PCR-based protein quantification using commercially available reagents on our BioMark system.

The included poster presentation (Tab 11) demonstrates the successful use of a prototype 48.18 Dynamic Array chip to conduct protein expression assays. The box entitled “Matrix Multiplex Assays” demonstrates the use of this chip for simultaneously assaying 48 samples with 18 independent antibody pairs that can be specific for 18 different proteins.

Page 77 Software and Instrumentation:

•

We have developed instrumentation technology to load samples and reagents onto our chips and to control and monitor reactions within our chips. Our line of chip controllers consists of commercial pneumatic components and both custom and commercial electronics. They apply precise control of multiple pressures to move fluid and control valve states in an microfluidic chip. Our BioMark system consists of a custom thermal cycler packaged with a sophisticated fluorescence imaging system. Our FC1 cycler is a custom thermal cycler capable of very rapid cycling: 45 cycles in 30 minutes. Our EP-1 instrument is a fluorescence reader designed for endpoint imaging, suitable for digital PCR and genotyping applications. All of these instruments are designed to be easily introduced into standard automated lab environments. [underlining indicates changed text]

The table on page 8 of the Advanced Development Protocol for the Company’s FC1 Cycler (Tab 12) demonstrates that the 45 cycle method presented on page 6 of the documentation can be completed in under 30 minutes using the Fast or Moderate Ramp Rates.

Co-Marketing Agreements for Next Generation Sequencing, page 79

15.	Please revise to describe the material terms of your agreements with 454 Life Sciences and the other manufacturer indicated in the final sentence of this section. Please also revise to identify the other manufacturer, and tell us why you believe neither of these agreements is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company has revised the disclosure on page 79 of the Amendment to further describe the terms of its co-marketing agreement with 454 Life Sciences and the Company has filed such agreement as Exhibit 10.24 to the Registration Statement. The Company supplementally advises the Staff that the second agreement referenced in this section is an early stage agreement that does not contain specific obligations or minimum performance

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 7

requirements of the parties and has not had a material impact on the Company’s business to date, with any future impact being uncertain. This second agreement is with [***]. The Company respectfully submits that the parties have not yet publicly announced this relationship and disclosure of the name of the party in the Registration Statement is not necessary because the agreement itself is not material to the Company’s business. The Company has added clarifying disclosure with respect to this second agreement on page 79 of the Amendment.

Customers, page 80

16.	Please tell us the criteria used to determine that the identified customers are objectively representative of your customer base. Also, please tell us whether you identified all customers that satisfy those criteria.

The Company supplementally advises the Staff that the identified customers were selected based on the number of BioMark and EP1 systems they had purchased. Those customers in each of our target markets that had purchased and installed the greatest number of these systems were included, and no customers that met the selection criteria were excluded. Because the Company’s business model is based on both system sales and recurring revenue from consumables, the Company believes that number of installed systems is a relevant measurement of the significance of a customer.

New Product and Application Development, page 81

17.	Please revise to disclose the amount of the grant from the California Institute of Regenerative Medicine.

The Cell Culture System paragraph in the New Product and Application Development section on page 81 of the Amendment has been revised to include disclosure regarding the amount of the grant from the California Institute of Regenerative Medicine.

Intellectual Property Strategy and Position, page 84

18.	Please expand your disclosure to describe the material terms of the licenses referenced in this section and those that have been filed as exhibits to your registration statement.

The requested additional disclosure has been added to the Amendment starting on page 85. The Company’s agreement with the UAB Research Foundation has been removed from the exhibit list because it is no longer material to the Company. While the agreement was material when it was originally filed in 2008, the agreement relates to the Company’s Topaz product, which the Company no longer actively markets.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 8

Government Regulation, page 85

19.	We note your disclosure on page 71 concerning your development of a microfluidic system for fetal aneuploidies. Please revise to disclose whether you have submitted an application to FDA and whether the PMA or 510(k) process will apply.

The Company supplementally advises the Staff that the Company’s system for fetal aneuploidies testing is in its early stages of development and the Company has not made any submissions to the FDA regarding the system or determined whether FDA clearance or approval will be required, and if so, whether the PMA or 510(k) process will apply. The Company has added disclosure to this effect on page 87 of the Amendment.

Executive Compensation, page 95

20.	Please tell us how you concluded that the disclosure required by Item 402(s) of Regulation is not required.

In evaluating the disclosure required in response to Item 402(s) of Regulation S-K, the Company’s management, including members of its human resources and legal departments, reviewed its compensation policies and practices to assess whether such policies and practices as they relate to employees are reasonably likely to have a material adverse effect on the Company. Management presented to and worked with the Compensation Committee of the board to make such compensation risk assessment and conclusions. As part of this process, the Compensation Committee considered the written materials and analysis such as data regarding employee turnover and morale, the Company’s equity grant history, competitive executive compensation and overall financial performance. As a result of this process, the Compensation Committee concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect. In making such determination, the Committee determined that the mix and design of the following elements of executive compensation limit the ability of executive officers to benefit from taking unnecessary or excessive risks: (i) the balance between fixed cash compensation, incentive cash and equity compensation which encourage employees to take a long-term view of the business; (ii) performance measurement features which require that incentives are based on achieving performance at multiple levels such as corporate and departmental; (iii) the requirement that the expected range of performance is within acceptable risk-taking parameters and performance metrics that support the Company’s business strategy and creation of long-term stockholder value; and (iv) maximum payouts are capped at 35% of an executive officer’s base salary upon full achievement of departmental and corporate goals.

The Compensation Committee believes that there is appropriate oversight of risk at the Company. Included in the oversight of risk in compensation plans are the following:

1.	Quarterly board meetings where the short-term financial situation is reviewed.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 9

2.	Quarterly Audit Committee meetings where the financial statements are discussed at length including executive sessions between the committee and our registered public accounting firm.

3.	Yearly strategy reviews where the board assesses the Company’s strategic plan.

4.	Yearly approval by the board of the annual operating plan.

In addition, as part of its review of the compensation to be paid to executive officers, as well as the compensation programs generally available to employees, the Compensation Committee considers potential risks arising from our compensation and compensation programs, and the management of these risks, in the light of the Company’s overall business, strategy and objectives. Based upon the processes and elements described above, the Compensation Committee has determined that the Company’s executive compensation programs do not encourage excessive and unnecessary risk-taking.

2009 Corporate goals, page 98

21.	Please revise to disclose the 2009 targets in quantitative terms. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company has revised page 98 of the Amendment to provide the requested additional disclosure of quantitative target amounts by the Staff except that the Company has omitted specific targets for regional sales goals (including dollar amounts of chips and average selling prices for chips), cost levels for instrumentation, and manufacturing yields for chips, because it believes disclosure of those targets could result in competitive harm to the Company.

If the Company is required to disclose such information, including but not limited to (a) specific targets for regional sales goals (including dollar amounts of chips and average selling prices for chips and instruments) and (b) cost levels for instrumentation (“Key Metrics”), it would essentially be informing its competitors of its cost structure and expectations, both historically and for the current fiscal year, and its business, financial and operational strategies. The disclosure of such cost targets and resulting profit margins would provide significant visibility into the Company, and allow the Company’s competitors to reach significant conclusions about its plans and priorities, including plans for cost cutting measures and revenue growth, target markets, areas of profitability, projected investment and increased operational focus; and allocation of resources within the Company.

The Company’s competitors could use such Key Metrics to unfairly compete with the Company by undercutting the Company in certain high margin products, which would clearly be harmful to the Company’s business and its future operations. For example, competitors could use such information in their pricing and market strategy to counter the Company’s increased focus to gain greater market share in certain geographical regions. Further, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s Key Metrics without a corresponding opportunity to access similar information from its competitors would place the Company at a strategic disadvantage.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 10

The Company believes disclosure of the performance targets will make it substantially more difficult for it to achieve its business, financial and operational strategies and will cause significant economic harm to its competitive position, which would be harmful to its stockholders. The Company believes that access to its Key Metrics by its competitors would allow them to use the information against the Company, affecting its future plans and strategies and making its ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to its future financial performance. The Company believes this could result in a materially adverse impact on its stock price and negatively affect its stockholders.

Disclosure of the 2009 Key Metrics, although historical information, may nonetheless cause competitive harm to the Company and its stockholders by allowing competitors to forecast or extrapolate the Company’s business goals and targets to future periods and subject the Company to similar risks in the future. Access to this information by competitors would allow competitors to gain additional insight into the Company’s multi-year strategies. Furthermore, whether or not any given performance goals are achieved, the disclosure of these goals and the Key Metrics underlying such performance goals in a subsequent year will provide the Company’s competitors with valuable information regarding the Company’s strategic direction. Competitors would then be able to utilize this information and target the Company’s customers, design similar products, or alter the timing of the release of their own similar products. Thus, disclosure of the Key Metrics which underlie the Company’s corporate goals, regardless of the weight of the objective in determining an individual’s payout, would clearly be harmful to the Company, its future operations, and its stockholders.

Accordingly, for all of the reasons outlined above, the Company believes that disclosure of its Key Metric would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

Option Awards, page 101

22.	We note your disclosure on page 105 and 109. Please revise to disclose the number of repriced warrants that you granted to each named executive officer in December 2009.

The Company has revised page 103 of the Amendment to disclose the number of repriced options granted to each named executive officer in December 2009.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 11

Employment Agreements and Offer Letters, page 109

23.	Please revise to describe briefly the functions and responsibilities of the Chief Business Officer position.

The Company has revised page 109 of the Amendment to include a brief description of the functions and responsibilities of the Chief Business Officer.

Certain Relationships and Related Party Transactions, page 119

24.	Please revise to disclose the related party transaction described in the first sentence of note 11 on page F-50.

The Company has revised the disclosure on page 121 of the Amendment, Certain Relationships and Related Party Transactions, to include disclosure regarding the related party transaction described in note 11 on page F-50 of the Amendment.

Financial Statements

25.	Please tell us why you have not disclosed significant related party transactions on the face of your financial statements. Please refer to the requirement in Rule 4-08(g) of Regulation S-X.

In response to the Staff’s comment, the Company has included significant related party transactions on the face of the consolidated financial statements for grant revenue and interest expense. Certain other insignificant related party amounts are disclosed in Note 13 on page F-36 and Note 11 on page F-50 of the Amendment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 12

26.	Please update your financial statements when required by Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and will update the consolidated financial statements when required by Rule 3-12 of Regulation S-X.

Note 3. License Agreement, page F-19

27.	Please clarify your basis in the accounting literature for recording the other income of $2.1 million during the fourth quarter of 2009 related to the sub-license arrangement and provide us your calculation of how you determined the amount of the gain.

In November 2009, the Company entered into an agreement to grant a sub-license to certain intellectual property in exchange for shares of the sub licensee’s preferred stock. Concurrent with the granting of the sub-license in November 2009, the sub-licensee purchased shares of the Company’s Series E convertible preferred stock (Series E stock) for total cash proceeds of $7,500,000, which represented a premium of $466,000 over the estimated fair value.

The Company considered the guidance in Accounting Standards Codification (ASC) 845-10 Nonmonetary Transactions which states in part:

30-1 In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered….

In analyzing the applicability of ASC 845-10, the Company also considered whether any of the provisions of paragraph 30-3 of that guidance were applicable, as follows:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 13

30-3 A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits. – The fair value of the preferred stock received from the sub-licensee was determinable within reasonable limits as was the Company’s Series E stock that was sold to the sub-licensee.

b. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange. – The intellectual property that was subject to the sub-license agreement had never been developed, commercialized or otherwise sold and was not held for sale in the ordinary course of business by the Company.

c. The transaction lacks commercial substance. – The transaction has commercial substance in that the timing and risk of cash flows of the preferred stock received from the sub-licensee differs significantly from that of the intellectual property surrendered, which was not being developed, sold or otherwise commercialized by the Company.

Based upon the above guidance, the fair value used was that which was most clearly evident. For the acquisition of the sub-licensee’s preferred stock in exchange for the sub-license, the estimated fair value of the sub-licensee’s preferred stock received by the Company was more clearly evident than the estimated fair value of the sub-license granted. The Company estimated fair value of the preferred shares received from the sub-licensee was $1,676,000. The Company based its estimate of fair value on a variety of factors including the sale of substantially similar securities by the sub-licensee, with appropriate consideration for the sub-licensee’s capital structure and the liquidation preferences of the sub-licensees preferred securities.

The Company also considered whether the sale of its Series E stock to the sub-licensee should be included in the accounting for this transaction. Although the sale of the Series E stock was subject to a separate agreement, it was contemplated as part of the sub-license agreement and was executed concurrently. The Company considered the results of a contemporaneous valuation to determine the estimated fair value of its Series E stock and as noted above, the price paid for the Series E stock by the sub-licensee represented a premium over the estimated fair value of approximately $466,000. The Company believes the premium would not have been paid if the Series E stock had not been sold concurrently with the sub-license agreement. To determine the accounting for the $466,000 premium, the Company considered guidance from ASC 505-30, which addresses the issue of greenmail (situations where amounts in excess of the fair value are paid for common stock) and states in part:

30-2 An allocation of repurchase price to other elements of the repurchase transaction may be required if an entity purchases treasury shares at a stated price significantly in excess of the current market price of the shares. An agreement to repurchase shares from a shareholder may also involve the receipt or payment of consideration in exchange for stated or unstated rights or privileges that shall be identified to properly allocate the repurchase price.

30-3 For example, the selling shareholder may agree to abandon certain acquisition plans, forego other planned transactions, settle litigation, settle employment contracts, or restrict voluntarily the ability to purchase shares of the entity or its affiliates within a stated time period. If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance. If the fair value of those other elements of the transaction is more clearly evident, for example, because an entity’s shares are not publicly traded, that amount shall be assigned to those elements and the difference recorded as the cost of treasury shares. If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares.

Based on the above guidance, the Company has attributed the premium paid by the sub-licensee for the purchase of its Series E stock to the sub-license agreement.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 14

The gain from the sublicense transaction was computed as follows:

Estimated fair value of preferred shares received from sub-licensee	$1,676,000
Add: Premium on sale of the Company’s Series E stock	466,000
Less: Carrying value of intellectual property surrendered	—

Gain recognized	$2,142,000

The intellectual property was obtained by the Company in 2008. At the time the sub-license was entered into, the intellectual property had no net book value and had never been fully developed, commercialized or otherwise sold by the Company and was not part of the Company’s central or ongoing operations.

The sub-license agreement did not require any continuing involvement, future deliverables or performance obligations by the Company and therefore the gain was recognized during the quarter ended December 31, 2009.

28.	Please revise the table of cash equivalents on pages F-21 and F-47 to agree with your balance sheets.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-21 and F-47.

Note 5. Long-Term Debt, page F-22

29.	Please present a table listing all debt which agrees with the balances of current and non-current long-term debt presented on the balance sheets as of each fiscal year end. In addition, provide a table of the actual future payments due as of the end of the fiscal year for each of the next five years and thereafter, as required by FASB ASC 470-10-50.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the only debt outstanding at December 27, 2008 and December 31, 2009 related to the loan agreement entered into in March 2005 which was subsequently amended in 2010. As a result of the 2010 Amendment, the balance sheet classification of long-term debt at December 31, 2009 reflected the payments due under the 2010 Amendment in accordance with ASC 470-10-45-14. The Company further advises the Staff that the debt’s maturity date is February 2013 and therefore all of the debt payments are included in the table as disclosed in Note 15 on page F-38 of the Amendment.

Note 9. Conversion, page F-27

30.	Please tell us whether you expect to meet the conditions in Note 9 for the automatic conversion of preferred stock.

The Company supplementally advises the Staff that the stockholders of the Company have approved the Sixth Amended and Restated Certificate of Incorporation of the Company, which provides for the automatic conversion of all outstanding preferred stock into common stock upon the closing of the Company’s initial public offering. The Sixth Amended and Restated Certificate is now effective and has been filed as an exhibit to the Amendment, as disclosed in Note 12 of the September 30, 2010 condensed consolidated financial statements.

Note 10. Stock-Based Compensation, page F-29

31.	You disclose on page F-31 that in the absence of an active trading market for your common stock your Board of Directors obtained contemporaneous valuations from an unrelated third-party valuation firm to determine the estimated fair value of your common stock. We also reference the discussion of the use of the valuation firm on page 45. Please tell us the nature and extent of your reliance on the third-party valuation firm for the valuation of your stock. Please also consider the guidance in Securities Act Rule 436 and Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 15

In response to the Staff’s comment, the Company supplementally advises the Staff that the estimated fair value of its common stock was determined by the Company’s Board of directors by reference to a number of inputs and other factors, which are summarized on pages 44 and 45 of the Amendment. One of these inputs was valuation reports prepared by [***], or [***], an independent third-party valuation firm. However, the valuation reports from [***] were not the sole or primary factor considered by the Board. As a result, in accordance with Securities Act Rule 436 and Question 141.02 of the Compliance and Disclosure Interpretations, the Company respectfully submits that the consent requirements in Securities Act Section 7(a) are not applicable to the Company or the Amendment.

32.	Please tell us why the weighted-average fair value of options granted decreased in fiscal 2009 as indicated on page F-31. We also note the decrease in the estimated per share fair value of common stock on page 44.

The weighted average fair value of options granted decreased in fiscal 2009 primarily due to a decline in the estimated fair value of the Company’s common stock following the withdrawal of its initial public offering in September 2008, the collapse of the capital markets in late 2008, the general economic downturn and a decline in overall economic conditions. The Company respectfully refers the Staff to the detailed explanation of the decrease in the estimated per share fair value of common stock on pages [45] and [46] of the Amendment.

33.	Please provide us with a chronological schedule of each issuance of your ordinary shares, stock options, preferred stock and warrants for the last twelve months through the date of your response. Include the following information for each issuance per grant date:

•	Number of shares issued or issuable,

•	Purchase price or exercise price per share,

•	Any restriction or vesting terms,

•	Management’s fair value per share estimate,

•	How management determined the fair value estimate,

•	Identify the recipient and relationship to the company,

•	Nature and terms or any concurrent transactions with the recipient, and

•	Amount of any recorded compensation element and accounting literature relied upon.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. Also indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 16

The Company advises the staff that the table attached hereto as Appendix A represents a chronology that details each issuance of the Company’s common shares, preferred shares, stock options and warrants from January 2010 to the date of this letter (the “Review Period”). The table also reflects the results of periodic valuations obtained which formed in part the basis upon which the Company’s board determined fair value. The table covers the items requested above. The item regarding “how management determined the fair value estimate,” is included in the written response below.

The Company respectfully submits that the process and methodology by which its board determined the estimated fair value of its common stock for purposes of setting exercise prices of options is set forth in the Amendment under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Significant Judgments and Estimates—Stock Based Compensation” starting on page 44 with the paragraph beginning with “Given the absence of an active market for our common stock prior to this offering, our board of directors determined the estimated fair value of our common stock based on an analysis of the relevant metrics, including the following:…”

The Company and its board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Guidelines”). To this end, the Company has expended substantial resources to obtain contemporaneous independent valuations from VRC, a nationally recognized valuation firm. In total, the Company has obtained four separate valuation reports (as of December 21, 2009, March 31, 2010, June 30, 2010 and December 15, 2010).

The Company’s board consists of individuals with significant experience in business, finance and/or venture capital and significant experience in valuing technology companies and determining the fair value of their common stock. Board members Samuel Collella, Jeremy Loh, Ken Nussbacher, John Young and Raymond Whitaker each have significant financial expertise and/or experience in venture capital investing. The Company’s board reached its determinations of the estimated fair value of its common stock after considerable discussion and made its determinations in good faith, based on the information available on each date of grant.

The valuations involved a multi-step process. First, the enterprise value of the Company was established using generally accepted valuation methodologies. The income approach was used exclusively through August 2010 to determine the business enterprise value. However, in December 2010, as an IPO became possible, the Company incorporated a market approach into its valuation analysis. To determine the value of the total equity (both common and preferred), the value determined on each valuation date was then adjusted by subtracting interest-bearing obligations and adding total cash. The equity value was then allocated to the various classes of securities, including the common shares using the option-pricing method consistent with the AICPA Guidelines.

The aggregate value of the common stock indicated by the applicable method on each date of value was then divided by the number of common shares outstanding to arrive at the per share common value. A discount for lack of marketability was applied to reflect the increased risk and inconvenience of owning a privately-held stock arising from the inability to readily sell the shares. The inability to readily sell shares of a company increases the owner’s exposure to changing market conditions and increases the risk of ownership. Because of the lack of marketability and the resulting increased risk associated with ownership of a privately-held stock, an investor typically demands a higher return or yield in comparison to a similar but publicly-traded stock.

An indication of the discount for lack of marketability was developed using a put option model. A put option model values what the illiquid security holder lacks, the ability to sell his or her shares. Theoretically, a holder of an illiquid security and a put option, and a holder of an identical, but liquid security, are in the same financial position. The put option model has the benefit of being company-specific (through the use of a company-specific volatility rate), verifiable, and has relatively few inputs (risk free rate, term and volatility).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 17

Options granted during the Review Period consisted of the following:

Grant Date	Number of Options Granted	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
January 28, 2010	98,300	$2.57	$2.57
May 6, 2010	258,600	$2.57	$1.82
August 26, 2010	283,250	$2.57	$1.98
January 4, 2011	724,750	$4.84	$4.84

A summary of contemporaneous valuations of the Company’s common stock performed by [***] and the underlying assumptions as of the dates set forth below are as follows:

Date of Valuation	Valuation Models	Estimated Fair Value Per Share of Common Stock	Discount Rate	Discount for Lack of Marketability	Months to Liquidity event	Enterprise Value
Dec. 21, 2009	Income Method	$2.57	40.0%	23.4%	12	$160.1M
Mar 31, 2010	Income Method	$1.82	40.0%	24.6%	13.5	$145.4M
Jun. 30, 2010	Income Method	$1.98	40.0%	21.5%	12	$159.1M
Dec. 15, 2010	Income and Market Method	$4.84	30.0%	17.6%	12	$165.5M

The changes in the estimated fair value of the Company’s common stock between valuation dates were based on a number of factors discussed below.

The Company’s board determined the estimated fair value of shares of its common stock at various dates at which options were granted. The fair values were estimated using standard valuation methodologies including discounted cash flow analyses to establish the enterprise values, and, in part, based upon the board’s review of the valuation reports prepared by [***].

January 28, 2010 to May 6, 2010

For the grant of options on January 28, 2010, the Company’s board determined an estimated fair value of $2.57 per share of its common stock on the grant date, based upon an enterprise value of $160.1 million.

For the grant of options on May 6, 2010, the Company’s board determined an estimated fair value of $1.82 per share of common stock; however, options were granted by the Company’s board on May 6, 2010 at a price per share of $2.57 based on the board’s decision to maintain equality in exercise price with the recipients of grants on January 28, 2010. Between January 28, 2010 and May 6, 2010, the enterprise value of the Company declined from $160.1 million to $145.4 million, a 9% decrease, due to lower sales projections, partially offset by higher multiples. The Company’s revenues for the quarter ended March 31, 2010 were significantly below its expectations and caused the Company to lower its sales projections for future periods based upon its preliminary analysis of its results for the quarter ended March 31, 2010.

The decline in enterprise value and lower cash balances were the primary reasons for the decrease in the estimated fair value per share of the Company’s common stock from $2.57 at January 28, 2010 to $1.82 at May 6, 2010.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 18

May 7, 2010 to August 26, 2010

For the grant of options on August 26, 2010, the Company’s board determined an estimated fair value of $1.98 per share of its common stock on the grant date; however, again options were granted with an exercise price per share of $2.57. Between May 6, 2010 and August 26, 2010, the enterprise value of the Company increased from $145.4 million to $159.1 million, a 9% increase, due to higher sales projections, partially offset by lower multiples. The events that contributed to the higher sales projections and the consequent increase in the Company’s enterprise value from May 2010 to August 2010 included the following:

•	19% increase in revenues in the quarter ended June 30, 2010, compared to the previous quarter and completion of the analysis of the results of the March quarter.

•	Novartis collaboration agreement.

•	Launch of a low-cost, faster thermal cycler.

The increase in the enterprise value, partially offset by lower cash balances were the primary reasons for the increase in the estimated fair value per share of the Company’s common stock from $1.82 on May 6, 2010 to $1.98 at August 26, 2010.

August 27, 2010 to January 4, 2011

For the grant of options on January 4, 2011, the Company’s board determined an estimated fair value of $4.84 per share of common stock on the grant date. The increase in the estimated fair value per share of the Company’s common stock from $1.98 per share at August 26, 2010 to $4.84 at December 15, 2010 was primarily related to the decision of the Company’s board of directors, in mid-November 2010, to file a registration statement with the Commission for an initial public offering of its common stock. Prior to mid-November, the Company had no plans to raise equity in the public markets and only decided to go forward with its IPO plans after the successful offerings of two companies in its industry. Consequently the December 15, 2010 valuation included a successful IPO scenario, which assumes the conversion of all shares of preferred stock into common stock and the allocation of equity value equally to all shares of its capital stock, which increased the fair value of common stock. In addition, notwithstanding the Company’s desire to complete an IPO, there can be no assurances that the IPO will be completed or, if completed, that it will be priced at a price within or above the currently estimated price range. The Company based its decision to file the registration statement in early December 2010 based in part in two recent comparable IPOs in the life sciences sector and a belief that institutional investors were again willing to invest in new issuers in the Company’s sector. Nevertheless, one of those transactions was only able to price its offering at $9.00, substantially below its estimated range of $12.00 to $14.00.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 19

Discussions with Underwriters

The Company supplementally advises the Staff that initial discussions regarding valuation took place in November 2010 during the banker selection process. Based on market conditions at that time, the bankers participating in the audition process provided enterprise valuation estimates at the time of an IPO ranging from $175 million to $230 million, assuming an IPO in early 2011. These valuations were based on market conditions in November 2010 and reflected assumed appreciation in the enterprise value of the Company through 2010 and early 2011. The banker valuations were not discounted to reflect the present value of the enterprise at the time they were given, nor were the projected valuations adjusted to reflect the risk associated with the completion of the IPO process. Finally, because such valuations assumed the completion of an IPO, no liquidity or marketability discount was applied. The valuation ranges were provided to [***] and considered accordingly in their valuation report dated as of December 15, 2010.

In an effort to advance discussions with the Staff with respect to the fair value determination, the Company asked its underwriters in late December 2010 to provide an estimated range for the Company’s offering assuming an offering in the first quarter of 2011. On January 5, 2011, the Company received enterprise valuation estimates at the time of the IPO of between $175 million to $240 million and an estimated price range of $6.75 to $8.75 per share with substantial qualifications relating to market conditions and continued growth of the Company’s business but does not factor in the possibility that the IPO will not occur or the possibility of a strategic transaction as does the fair value of $4.84 per share used by the Company.

In light of the foregoing, the Company believes that the actions of its board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of ASC 718 Compensation – Stock Compensation, the AICPA Guidelines and the regulations regarding the granting of options to employees in the United States as “incentive stock options” under the Stock Plan and the Internal Revenue Code of 1986, as amended.

34.	Please revise to clarify your accounting treatment for the amendment to the long-term debt agreement and reduction in the exercise price of the warrants discussed on page F-38.

In response to the Staff’s comment, the Company has revised Note 15 on page F-38 of the Amendment to clarify the accounting for the amendment to the long-term debt agreement and reduction in the exercise price of the warrants. The Company further advises the Staff that the Company considered the guidance under ASC 470-50 and concluded the debt amendment did not result in terms that were substantially different from the existing agreement. Accordingly, the 2010 Amendment was accounted for as a modification and not an extinguishment of debt.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 20

Exhibits

35.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

The Company advises the Staff that a currently dated and signed consent from the Company’s independent public accountant has been filed with the Amendment.

36.	We note that you plan to file a number of material contracts with future amendments. To the extent possible, please file these exhibits with your next amendment. We may have further comment on your disclosure once we review these agreements.

The Company acknowledges the Staff’s comment and supplementally informs the Staff that, to the extent possible, the Company has filed such agreements with the Amendment but will file additional agreements in subsequent amendments.

Confidential Treatment Request

37.	We note your pending application for confidential treatment. We will provide any comments on your application separately. All comments must be resolved and your application must be complete before the effective date of your registration statement may be accelerated.

The Company acknowledges the Staff’s comment.

* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Fluidigm Corporation
January 7, 2011
Page 21

The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

Pursuant to Rule 472, the Amendment is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/320-4577), David Segre (650/320-4554) or Rob Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Segre and Kharal at (650/493-6811). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal, Esq.

cc:	Gajus V. Worthington

Vikram Jog

William M. Smith

Fluidigm Corporation

Appendix A

CONFIDENTIAL TREATMENT REQUESTED

Itemized Chronological Schedule

Issuance / Event	Equity Type	Number of shares issued or issuable in the grant	Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
Dec 2009	Valuation report prepared by [***] as of 12/21/09.		Common Stock of $2.57 and Series E Convertible Preferred Stock of $13.28.
Jan 2010	Common Stock Options	Options to purchase 98,300 shares of common stock.	Exercise price of $2.57.

All options were granted with 10 year terms; 8,300 of the options granted have a 4 year vesting period; which included a one year cliff vesting provision over the first year and monthly thereafter.

90,000 of the options were granted to the Company’s Board of Directors and have a 12 month vesting period, vesting monthly.

					$2.57 per share of common stock	Management and the Board of Directors estimated the fair value based on a variety of factors including the December 2009 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	Of the 98,300 options granted; 8,300 were granted to employees and 90,000 were granted to members of the Board of Directors.	n/a	9 months ended 9/30/2010 compensation expense: $90,000 Literature: ASC718
Mar 2010	Valuation report prepared by [***] as of 3/31/10.		Common Stock of $1.82 and Series E Convertible Preferred Stock of $12.57.

Issuance / Event	Equity Type	Number of shares issued or issuable in the grant	Valuation / Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
May 2010	Common Stock Options	Options to purchase 258,600 shares of common stock.	Exercise price of $2.57.	All options were granted with 10 year terms; 88,200 of the options granted have a 4 year vesting period; which included a one year cliff vesting provision over the first year and monthly thereafter. 170,400 of the options granted have a 4 year vesting period, vesting monthly.	$1.82 per share of common stock	Management and the Board of Directors estimated the fair value based on a variety of factors including the March 2010 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	All of the 258,600 options were granted to employees.	n/a	9 months ended 9/30/2010 compensation expense: $47,000 Literature: ASC 718
Jun 2010	Warrants to purchase shares of Series E-1 convertible Preferred Stock	99,966 warrants to purchase shares of Series E-1 convertible preferred stock.	Exercise price of $7.00	Please see Note 5 to the September 30, 2010, interim consolidated financial statements.	Management estimated a fair value of $0.64 per warrant to purchase Series E-1 convertible preferred stock.	Black-Scholes option-pricing model.	Lighthouse Capital Partners — Lender and shareholder	Warrants were issued in connection with the amendment of a loan and security agreement. Please see Note 5 to the September 30, 2010 consolidated financial statements.	The estimated fair value of the warrants resulted in a $63,000 debt discount that is being amortized to interest expense over the estimated remaining life of the related debt. Literature: ASC 480

Issuance / Event	Equity Type	Number of shares issued or issuable in the grant	Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
Jun 2010	Valuation report prepared by [***] as of 6/30/10.		Common Stock of $1.98 and Series E Convertible Preferred Stock of $13.16.
Aug 2010	Series E-1 Convertible Preferred Stock	99,864 shares of Series E-1 convertible preferred stock	Warrants were exercised at $7.00 to purchase Series E-1 convertible preferred stock.	Please see Note 7 to the September 30, 2010 interim consolidated financial statements.	$7.24	Management and the Board of Directors estimated the fair value based on a variety of factors including the June 2010 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	Existing shareholders	Please see Note 15 to the December 31, 2009 consolidated financial statements and Note 7 to the September 30, 2010 interim consolidated financial statements.	No compensation expense was recorded related to the issuance of the preferred stock.
Aug 2010	Common Stock	99,864 shares of common stock	n/a	n/a	$1.98	Management and the Board of Directors estimated the fair value based on a variety of factors including the June 2010 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	Existing shareholders	Please see Note 15 to the December 31, 2009 consolidated financial statements and Note 7 to the September 30, 2010 interim consolidated financial statements.	No compensation expense was recorded related to the issuance of the common stock.
Aug 2010	Common Stock Options	Options to purchase 283,250 shares of common stock.	n/a	All options were granted with 10 year terms; 254,950 of the options granted have a 4 year vesting period; which included a one year cliff vesting provision over the first year and monthly thereafter. 28,300 of the options granted have a 4 year vesting period, vesting monthly.	$1.98 per share of common stock	Management and the Board of Directors estimated the fair value based on a variety of factors including the June 2010 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	All of the 283,250 options were granted to employees.	n/a	9 months ended 9/30/2010 compensation expense: $7,000 Literature: ASC 718

Issuance / Event	Equity Type	Number of shares issued or issuable in the grant	Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
Nov 2010	Investment Banker Meetings 11/10/10 and 11/11/10.
Nov 2010	Investment Bank Organization Meeting 11/15/10
Dec 2010	Valuation report prepared by [***] as of 12/15/10.		Common Stock of $4.84 and Series E Convertible Preferred Stock of $10.42.

Issuance / Event	Equity Type	Number of shares issued or issuable in the grant	Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
Jan 2011	Common Stock Options	Options to purchase 724,750 shares of common stock.	Exercise price of $4.84.

All options were granted with 10 year terms; 39,850 of the options granted have a 4 year vesting period; which included a one year cliff vesting provision over the first year and monthly thereafter. 445,900 of the options granted have a 4 year vesting period, vesting monthly. 75,000 of the options granted have a 12 month vesting period, vesting monthly.

82,000 of the options granted have a 4 year vesting period; which included a one year cliff vesting provision over the first year and monthly thereafter; provided that vesting for a percentage of the options are subject to acceleration based on achievement of its 2010 corporate goals. 82,000 of the options granted vest on April 1, 2014 provided that vesting for a percentage of the options are subject to acceleration based on achievement of its 2010 departmental goals.

					$4.84 per share of common stock	Management and the Board of Directors estimated the fair value based on a variety of factors including the December 2010 valuation report prepared by [***] as well as other factors discussed on pages 44 and 45 of the Amendment.	Of the 724,750 options granted; 649,750 were granted to employees and 75,000 were granted to members of the Board of Directors.	n/a	No compensation expense was recorded in 2010 as the options were granted in January 2011.

A-5